China Youth Media, Inc. 4143 Glencoe Ave, Unit B Marina Del Rey, CA 90292

December 29, 2008

Via EDGAR

Division of Corporation Finance Securities And Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attn: Mail Stop 3720

RE:	Digicorp, Inc./China Youth Media, Inc.
Form 10-KSB for the fiscal year ended December 31,2007
Filed April 16,2008 and
Forms 10-Q for the periods ended March 30, 2008, June 30, 2008 and
September 30, 2008
Filed May 19, 2008, August 19,2008 and November 19, 2008, respectively
File No. 0-33067

Ladies and Gentlemen:

This letter shall serve as notification that the Company has received the Commission's letter dated December 12, 2008 regarding the above referenced Form 10-KSB and Forms 10-Q.

The Company is reviewing the subject letter and in the process of compiling the necessary information needed to respond to the Commission's comments and provide the information requested.

The Company anticipates furnishing a response to the Commission's subject letter via EDGAR on or before Friday, January 9, 2008.

China Youth Media, Inc. (Registrant)

By:	/s/ Jay Rifkin
Name: Title:	Jay Rifkin Chief Executive Officer